METROPCS COMMUNICATIONS, INC.

8144 Walnut Hill Lane, Suite 800

Dallas, Texas 75231

August 12, 2004

VIA EDGAR & FACSIMILE

U.S. Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  Ms. Jennifer Hardy

RE:	MetroPCS Communications, Inc.

Form S-1 (Registration No. 333-113865)

Form RW-Application for Withdrawal

Ladies and Gentlemen:

MetroPCS Communications, Inc., a Delaware corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form S-1 (Registration No. 333-113865), together with all amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission on March 23, 2004 and was amended on May 7, 2004; June 4, 2004; July 6, 2004; July 12, 2004; July 27, 2004; and July 28, 2004.

The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has determined not to proceed at this time with the planned initial public offering of its common stock due to accounting issues relating to the previously disclosed financial statements of the Registrant and its wholly-owned subsidiary, MetroPCS, Inc., a Delaware corporation. None of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (214) 265-2570 and via mail at 8144 Walnut Hill Lane, Suite 800, Dallas, Texas 75231 and to Henry Havre of Andrews Kurth LLP, via facsimile at (713) 238-7279 and via mail at Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002.

If you have questions regarding the foregoing application for withdrawal, please call me at (214) 265-2550 or Henry Havre at Andrews Kurth LLP, outside counsel to the Registrant, at (713) 220-4368.

Sincerely,

METROPCS COMMUNICATIONS, INC.

By:	/s/ J. Lyle Patrick
Name:	J. Lyle Patrick
Title:	Vice President and Chief Financial Officer